Form 51-102F3
Material Change Report

Item 1Name and Address of Company

VANC Pharmaceuticals Inc. (the “Company”)

Suite 810– 789 West Pender Street

Vancouver, BC V6C 1H2

Item 2Date of Material Change

April 17, 2018

Item 3News Release

The news release was disseminated on April 17, 2018 by way of the facilities of GlobeNewswire.  Copies were also filed on SEDAR with the British Columbia Securities Commission and the Alberta Securities Commission.

Item 4Summary of Material Change

The Company announced that it has entered into a supply and distribution agreement with an affiliate of Emerald Health Therapeutics, Inc.

Item5Full Description of Material Change

5.1Full Description of Material Change

VANC Pharmaceuticals Inc. (“VANC”) announced today that it has entered into a supply and distribution agreement (“Distribution Agreement”) with an affiliate of Emerald Health Therapeutics, Inc. (TSXV: EMH; OTCQX: EMHTF) (“Emerald”), pursuant to which VANC was granted rights to sell and distribute certain proprietary endocannabinoid-supporting products in Canada to licensed pharmacies. The parties intend to set a minimum sales benchmark with respect to the sale and distribution of the products over the next 30 days on a non-exclusive basis. Concurrently, VANC entered into an arrangement with a different affiliate of Emerald, pursuant to which the parties expressed their intention to work together to distribute medical cannabis to Canadian pharmacies if pharmacies become authorized to do so by Health Canada.

“Pharmacies provide a safe and trusted place to purchase medicine, while also offering expert advice regarding the use of medicines. They are the ideal channel for the distribution of medicinal cannabis,” said Mr. Bob Rai, CEO of VANC. “We plan to work closely with Emerald, focusing on generating information and products most relevant to the pharmacy channel, to help ensure that we will be ready to market through this channel if the distribution of cannabis is ultimately approved by one or more provinces.”

"I am very pleased to see this agreement come to fruition. Our partnership with Emerald is an important step to expand our OTC line with new innovative products that hold huge potential," said Mr. David Hall, Chairman of VANC. "We continue to review further unique opportunities to extend our product portfolio, including other endocannabinoid-supporting products," he added.

Concurrent with the execution of the agreements, VANC issued to Emerald’s affiliate warrants to acquire 3,030,303 common shares at $0.33 per share for 24 months (subject to termination if the Distribution Agreement is earlier terminated). The warrants are subject to accelerated expiry if the VANC shares trade on the TSX Venture Exchange at $1.00 or more for 25 consecutive trading days. Emerald’s affiliate has also agreed not to exercise certain of the warrants if, as a result of such exercise, it (and its affiliates) would become a control person of VANC, unless shareholder approval is acquired.

“Our goal is to be strongly positioned to sell medicinal cannabis through pharmacies. With VANC’s existing and developing agreements with pharmaceutical wholesalers, a national sales force, and relationships with key pharmacy chain decisionmakers and stakeholders, VANC would be well-prepared to achieve penetration for Emerald products,” said Avtar Dhillon, MD, Executive Chairman of Emerald. “As a starting point, we look forward to VANC’s assistance in helping us introduce Emerald’s non-cannabis product line into this channel. We also believe our investment will benefit from VANC’s growth potential with its unique and expanding product line that allow pharmacies to create new clinical pharmacy services.”

5.2Disclosure for Restructuring Transactions

Not applicable.

Item 6Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7Omitted Information

Not applicable.

Item 8Executive Officer

The following senior officer of the Company is knowledgeable about the material change and this Material Change Report and may be contacted:

Bob Rai, Chief Executive Officer and Director

Business Telephone:604-247-2639

Facsimile:604-247-2693

Date of Report

April 19, 2018

AC/715230.2